UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Crumbs Bake Shop, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

228803102
(CUSIP Number)

Jason Bauer
Senior Vice President of Business Development
Crumbs Bake Shop, Inc.
110 West 40th Street, Suite 2100
New York, New York 10018
(212) 221-7105
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 228803102	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Bauer Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,266,749 (1) (2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,266,749 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,749 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) See Item 5 of this Schedule 13D, as amended hereby, for detailed explanation of the reporting person’s beneficial ownership of the Common Shares and of the reporting person’s percent of class represented by the Common Shares.

(2) All securities are owned directly by Bauer Holdings, Inc. Through their positions with and ownership of Bauer Holdings, Inc. and their familial relationships, Jason Bauer, Mia Bauer and Victor Bauer may be deemed to share beneficial ownership of, and to share voting and dispositive powers with respect to, the securities directly owned by Bauer Holdings, Inc. Each of Jason Bauer, Mia Bauer and Victor Bauer have disclaimed beneficial ownership of the reported securities held by Bauer Holdings, Inc., and this disclosure shall not be deemed an admission that any of Jason Bauer, Mia Bauer or Victor Bauer is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.

SCHEDULE 13D

CUSIP No. 228803102	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Jason Bauer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 1,266,749 (1)(2)
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 1,266,749 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,291,749 (1) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) See Item 5 of this Schedule 13D, as amended hereby, for detailed explanation of the reporting person’s beneficial ownership of the Common Shares and of the reporting person’s percent of class represented by the Common Shares.

(2) All securities are owned directly by Bauer Holdings, Inc. Jason Bauer is the President and director of Bauer Holdings, Inc. and owns 30.5% of its outstanding capital securities. Through his positions with and ownership of Bauer Holdings, Inc. and his familial relationships with the other owners thereof, Jason Bauer may be deemed to share beneficial ownership of, and to share voting and dispositive powers with respect to, the securities directly owned by Bauer Holdings, Inc. Jason Bauer disclaims beneficial ownership of the reported securities held by Bauer Holdings, Inc., and this disclosure shall not be deemed an admission that Jason Bauer is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.

(3) Of these securities, 1,266,749 are owned directly by Bauer Holdings, Inc. Jason Bauer disclaims beneficial ownership of the reported securities held by Bauer Holdings, Inc., and this disclosure shall not be deemed an admission that Jason Bauer is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.

SCHEDULE 13D

CUSIP No. 228803102	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Mia Bauer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 1,266,749 (1) (2)
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 1,266,749 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,271,749 (1)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) See Item 5 of this Schedule 13D, as amended hereby, for detailed explanation of the reporting person’s beneficial ownership of the Common Shares and of the reporting person’s percent of class represented by the Common Shares.

(2) All securities are owned directly by Bauer Holdings, Inc. Mia Bauer is a director of Bauer Holdings, Inc. and owns 30.5% of its outstanding capital securities. Through her position with and ownership of Bauer Holdings, Inc. and her familial relationships with the other owners thereof, Mia Bauer may be deemed to share beneficial ownership of, and to share voting and dispositive powers with respect to, the securities directly owned by Bauer Holdings, Inc. Mia Bauer disclaims beneficial ownership of the reported securities held by Bauer Holdings, Inc., and this disclosure shall not be deemed an admission that Mia Bauer is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.

(3) Of these securities, 1,266,749 are owned directly by Bauer Holdings, Inc. Mia Bauer disclaims beneficial ownership of the reported securities held by Bauer Holdings, Inc., and this disclosure shall not be deemed an admission that Mia Bauer is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.

SCHEDULE 13D

CUSIP No. 228803102	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS Victor Bauer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,266,749 (1) (2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,266,749 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,749 (1) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) See Item 5 of this Schedule 13D, as amended hereby, for detailed explanation of the reporting person’s beneficial ownership of the Common Shares and of the reporting person’s percent of class represented by the Common Shares.

(2) All securities are owned directly by Bauer Holdings, Inc. Victor Bauer is a director of Bauer Holdings, Inc. and owns 39% of its outstanding capital securities. Through his position with and ownership of Bauer Holdings, Inc. and his familial relationships with the other owners thereof, Victor Bauer may be deemed to share beneficial ownership of, and to share voting and dispositive powers with respect to, the securities directly owned by Bauer Holdings, Inc. Victor Bauer disclaims beneficial ownership of the reported securities held by Bauer Holdings, Inc., and this disclosure shall not be deemed an admission that Victor Bauer is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.

(3) Of these securities, 1,266,749 are owned directly by Bauer Holdings, Inc. Jason Bauer disclaims beneficial ownership of the reported securities held by Bauer Holdings, Inc., and this disclosure shall not be deemed an admission that Jason Bauer is the beneficial owner of such securities for purposes of Section 13(d) or any other purpose.

SCHEDULE 13D

This Amendment No. 2 (“Amendment”) is filed by (i) Bauer Holdings, Inc. (“Bauer Holdings”), (ii) Jason Bauer (“Mr. J. Bauer”), (iii) Mia Bauer (“Ms. Bauer”), and (iv) Victor Bauer (“Mr. V. Bauer” and collectively with Bauer Holdings, Mr. J. Bauer and Ms. Bauer, “Reporting Persons”) and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2011 and amended on December 6, 2011 (as previously amended, “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

The Reporting Persons entered into a Joint Filing Agreement, dated as of May 16, 2011, a copy of which was filed as Exhibit 99.1 to the Schedule 13D on May 16, 2011, and which is incorporated herein by reference, pursuant to which the Reporting Persons agreed to file the Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (“Exchange Act ”).

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended by replacing it with the following:

This Schedule 13D relates to shares of the common stock (“Common Shares”) of Crumbs Bake Shop, Inc. (f/k/a 57th Street General Acquisition Corp.) (“Issuer ”). The address of the principal executive offices of the Issuer is 110 West 40th Street, Suite 2100, New York, New York 10018.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and supplemented by adding the following:

During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is not amended or supplemented hereby and is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is not amended or supplemented hereby and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by replacing it with the following:

(a) and (b). Bauer Holdings directly owns and exercises voting and dispositive powers with respect to (i) 506,700 Common Shares, (ii) 760,049 New Crumbs Class B Exchangeable Units (“Class B Units”) of Crumbs Holdings, LLC, a non-wholly owned subsidiary of the Issuer, that could be immediately exchanged for 760,049 Common Shares, and (iii) 76,004.9 shares of the Issuer’s Series A Voting Preferred Stock (“Preferred Stock”) which entitle the holders thereof to cast 10 votes for each share of Preferred Stock held in any matter that may come before the holders of Common Shares. Mr. J. Bauer directly owns and has sole voting and dispositive powers with respect to 25,000 restricted Common Shares with voting rights. Ms. Bauer directly owns and has sole voting and dispositive powers with respect to 5,000 restricted Common Shares with voting rights. Mr. V. Bauer does not directly own or have sole voting or dispositive powers with respect to any Common Shares. Through their positions with and ownership of Bauer Holdings and their familial relationships, Mr. J. Bauer, Ms. Bauer and Mr. V. Bauer may, subject to the disclaimers contained in each of the cover pages to this Amendment, be deemed to share beneficial ownership of, and to share voting and dispositive powers with respect to, the securities owned by Bauer Holdings.

6

Assuming that there are 11,803,353 Common Shares outstanding, 2,340,000 Class B Units outstanding, and 234,000 shares of Preferred Stock outstanding, (i) Bauer Holdings beneficially owns 10.1% of the Common Shares and may exercise voting power with respect to 9.0% of the Common Shares, (ii) Mr. J. Bauer (a) beneficially owns 0.2% of the Common Shares, (b) may be deemed to share beneficial ownership of approximately 10.3% of the Common Shares, (c) has sole voting power with respect to approximately 0.18% of the Common Shares, and (d) may be deemed to share voting power with respect to approximately 9.0% of the Common Shares, (iii) Ms. Bauer (a) beneficially owns approximately 0.04% of the Common Shares, (b) may be deemed to share beneficial ownership of approximately 10.1% of the Common Shares, (c) has sole voting power with respect to approximately 0.04% of the Common Shares, and (d) may be deemed to share voting power with respect to approximately 9.0% of the Common Shares, and (iv) Mr. V. Bauer (a) may be deemed to share beneficial ownership of 10.1% of the Common Shares and (b) may be deemed to share voting power with respect 9.0% of the Common Shares.

(c). On October 9, 2012, Bauer Holdings exchanged, for no additional consideration, 506,700 Class B Units for 506,700 Common Shares, and, in connection therewith, 50,670 shares of the Preferred Stock owned by Bauer Holdings were automatically redeemed by the Issuer.

(d). Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is not amended or supplemented hereby and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is not amended or supplemented hereby and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2012

BAUER HOLDINGS, INC.

By:	/s/ Jason Bauer
Name: Jason Bauer
Title: President

/s/ Jason Bauer
JASON BAUER

/s/ Mia Bauer
MIA BAUER

/s/ Victor Bauer
VICTOR BAUER

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